CANNABIS BIOSCIENCE INTERNATIONAL HOLDINGS, INC.

6201 Bonhomme Road, Suite 435N

Houston, Texas 77036

April 8, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:	Cannabis Bioscience International Holdings, Inc.
Offering Statement on Form 1-A
File No. 024-12731
Filed on March 27, 2026

Ladies and Gentlemen:

By its letter of April 1, 2026, the Commission has advised us that it does not intend to review the referenced Offering Statement.

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, Cannabis Bioscience International Holdings, Inc. (the “Company”) requests that the Commission issue an order qualifying the Offering Statement, effective at 9:00 a.m., Eastern Time, on Monday, April 13, 2026, or as soon thereafter as practicable.

The Company acknowledges that:

•	Should the requested order be issued, the resulting qualification will not foreclose the Commission from taking any action with respect to the Offering Statement.
•	The Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
•	The Company may not assert the lack of comment by the staff on the Offering Statement or the qualification of the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
•	The Company is aware of its reporting requirements under Rule 257 of Regulation A.

There are no participants in the offering that are required to clear compensation arrangements with FINRA.

The Company requests that it be notified of the issuance of the order of qualification by telephone call or email to the undersigned at (214) 733-0868 / dpicazo@cbih.net or to its counsel, Barry J. Miller, at (248) 232-8039 / bjmiller@bjmpllc.com.

If you have any questions, please contact the above-named counsel.

Very truly yours,

CANNABIS BIOSCIENCE INTERNATIONAL HOLDINGS, INC.

By:	/s/ Dante Picazo
Dante Picazo Chief Executive Officer